EXHIBIT 99.2

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF

SEPTEMBER 30, 2013

KAMADA LTD.

CONSOLIDATED BALANCE SHEETS

	As of September 30,		As of December 31,
	2013	2012	2012
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$71,232	$15,470	$16,866
Short-term investments	4,707	18,040	16,929
Trade receivables	17,285	12,979	13,861
Other accounts receivables	2,532	1,849	1,661
Inventories	22,279	19,040	20,513

	118,035	67,378	69,830
Non-Current Assets
Long-term inventories	165	394	238
Property, plant and equipment, net	20,951	18,245	18,827
Other long-term assets	177	153	219
	21,293	18,792	19,284

	139,328	86,170	89,114

Current Liabilities
Short term credit and Current maturities of convertible debentures	5,658	12	5,370
Trade payables	9,124	12,618	12,220
Other accounts payables	4,312	3,067	3,413
Deferred revenues	7,603	8,314	8,176

	26,697	24,011	29,179
Non-Current Liabilities
Loans from banks and others	-	3	-
Warrants	-	19	23
Convertible debentures	20,653	22,714	18,747
Employee benefit liabilities, net	866	*)578	718
Deferred revenues	9,489	14,415	12,054

	31,008	37,729	31,542
Equity
Share capital	9,010	7,165	7,204
Share premium	149,219	95,943	96,874
Conversion option in convertible debentures	3,789	3,794	3,794
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	185	(99)	229
Other capital reserves	4,709	*)4,666	4,473
Accumulated deficit	(81,799)	*)(83,549)	(80,691)

	81,623	24,430	28,393

	$139,328	$86,170	$89,114

*) Retroactive adjustment, see note 2b'.

The accompanying Notes are an integral part of the Consolidated Financial Statements

KAMADA LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 9 months period ended September 30,		For the 3 months period ended September 30,		For the year ended December 31
	2013	*) 2012	2013	*) 2012	*) 2012
	Unaudited				Audited
	In thousands (except per share data)

Revenues from Proprietary Products	$32,023	$30,532	$12,066	$11,030	$46,445
Revenues from Distribution	14,168	20,500	5,414	6,648	26,230

Total revenues	46,191	51,032	17,480	17,678	72,675

Cost of revenues from Proprietary Products	16,516	*)18,323	6,834	*)6,184	26,911
Cost of revenues from Distribution	12,133	18,100	4,721	5,788	23,071

Total cost of revenues	28,649	36,423	11,555	11,972	49,982

Gross profit	17,542	14,609	5,925	5,706	22,693

Research and development expenses	9,167	8,979	2,833	2,769	11,821
Selling and marketing expenses	1,554	1,404	591	438	1,853
General and administrative expenses	5,514	3,565	1,543	1,132	4,781

Operating income	1,307	661	958	1,367	4,238

Financial income	245	455	80	119	578
Income (expense) in respect of currency exchange and translation differences and derivatives	(166)	(15)	(96)	34	(100)
Income(expense) in respect of revaluation of warrants to fair value	-	(554)	-	19	(576)
Financial expense	(2,479)	(2,545)	(926)	(836)	(3,357)

Income (loss) before taxes on income	(1,093)	(1,998)	16	703	783

Taxes on income (tax benefit)	15	600	(21)	600	523
Net income (loss)	(1,108)	(2,598)	37	103	260
Other Comprehensive Income (Loss)
Items that may be reclassified to profit or loss in subsequent periods:
Net gain (loss) on cash flow hedge	(44)	(99)	64	(99)	229
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial net gain of defined benefit plans	-	-	-	-	46

Total comprehensive Income (loss)	$(1,152)	$(2,697)	$101	$4	$535

Income (loss) per share attributable to equity holders of the Company:
Basic income (loss) per share	$(0.04)	$(0.10)	$0.00	$0.00	$0.01

Diluted income (loss) per share	$(0.04)	$(0.10)	$0.00	$0.00	$0.01

*) Retroactive adjustment, see note 2b'.

The accompanying notes are an integral part of the consolidated financial statements

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share Premium	Proceeds from Conversion Option	Other Capital reserves		Capital reserve due to translation to presentation currency	Capital reserve from hedges	Accumulated Deficit	Total Equity
	Unaudited
	In thousands

Balance as of January 1, 2013	$7,204	$96,874	$3,794	$	*) 4,473	$(3,490)	$229	$(80,691)	$28,393
Net loss	-	-	-		-	-	-	(1,108)	(1,108)
Other comprehensive loss	-	-	-		-	-	(44)	-	(44)
Total comprehensive loss	-	-	-		-	-	(44)	(1,108)	(1,152)
Issuance of ordinary shares, net of issuance costs	1,749	51,115	-		-	-	-	-	52,864
Exercise of options into shares, net	56	1,191	-		(679)	-	-	-	568
Exercise of convertible debentures into shares	1	39	(5)		-	-	-	-	35
Cost of share-based payment	-	-	-		915	-	-	-	915

Balance as of September 30, 2013	$9,010	$149,219	$3,789		$4,709	$(3,490)	$185	$(81,799)	$81,623

	Share capital	Share premium	Warrants	Conversion option in convertible debentures	Capital reserve from hedges	Other capital reserves		Capital reserve due to translation to presentation currency	Accumulated deficit		Total equity
	Unaudited
	In thousands

Balance as of January 1, 2012	$6,928	$91,225	$325	$3,794	$-	$	*) 4,567	$(3,490)	$	*) (80,951)	$22,398
Net loss	-	-	-	-	-		-	-		(2,598)	(2,598)
Other comprehensive loss	-	-	-	-	(99)		-	-		-	(99)
Total comprehensive loss	-	-	-	-	(99)		-	-		(2,598)	(2,697)
Exercise of warrants and options into shares, net	237	4,718	(325)	-	-		(895)	-		-	3,735
Cost of share-based payment	-	-	-	-	-		994	-		-	994

Balance as of September 30, 2012	$7,165	$95,943	$-	$3,794	$(99)	$	*) 4,666	$(3,490)	$	*) (83,549)	$24,430

*) Retroactive adjustment, see note 2b'.

The accompanying notes are an integral part of the consolidated financial statements

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share Premium	Proceeds from Conversion Option	Other Capital reserves	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Accumulated Deficit	Total Equity
	Unaudited
	In thousands

Balance as of July 1, 2013	$8,983	$148,655	$3,794	$4,762	$(3,490)	$121	$(81,836)	$80,989
Net Income	-	-	-	-	-	-	37	37
Other comprehensive Income	-	-	-	-	-	64	-	64
Total comprehensive Income	-	-	-	-	-	64	37	101
Exercise of options into shares, net	26	529	-	(319)	-	-	-	236
Exercise of convertible debentures into shares	1	35	(5)	-	-	-	-	31
Cost of share-based payment	-	-	-	266	-	-	-	266

Balance as of September 30, 2013	$9,010	$149,219	$3,789	$4,709	$(3,490)	$185	$(81,799)	$81,623

	Share capital	Share premium	Warrants	Conversion option in convertible debentures	Capital reserve from hedges	Other capital reserves		Capital reserve due to translation to presentation currency	Accumulated deficit		Total equity
	Unaudited
	In thousands

Balance as of July 1, 2012	$7,015	$93,706	$325	$3,794	$-	$	*) 4,494	$(3,490)	$	*) (83,652)	$22,192

Net income	-	-	-	-	-		-	-		103	103
Other comprehensive loss	-	-	-	-	(99)		-	-		-	(99)
Total comprehensive income (loss)					(99)					103	4
Exercise of warrants and options into shares, net	150	2,237	(325)	-	-		(124)	-		-	1,938
Cost of share-based payment	-	-	-	-	-		296	-		-	296

Balance as of September 30, 2012	$7,165	$95,943	$-	$3,794	$(99)	$	*) 4,666	$(3,490)	$	*) (83,549)	$24,430

*) Retroactive adjustment, see note 2b'.

The accompanying notes are an integral part of the consolidated financial statements

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Warrants	Conversion option in convertible debentures	Capital reserve from hedges	Other capital reserves		Capital reserve due to translation to presentation currency	Accumulated deficit	Total equity
	Audited
	In thousands

Balance as of January 1, 2012	$6,928	$91,225	$325	$3,794	$-	$	*) 4,567	$(3,490)	$(80,951)	$22,398

Net income	-	-	-	-	-		-	-	260	260
Other comprehensive income	-	-	-	-	229		46	-	-	275
Total comprehensive income					229		46		260	535
Exercise of warrants and options into shares, net	276	5,649	(325)	-	-		(1,407)	-	-	4,193
Cost of share-based payment	-	-	-	-	-		1,267	-	-	1,267

Balance as of December 31, 2012	$7,204	$96,874	$-	$3,794	$229	$	*) 4,473	$(3,490)	$(80,691)	$28,393

*) Retroactive adjustment, see note 2b'.

The accompanying notes are an integral part of the consolidated financial statements

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 9 months period ended September 30,			For the 3 months period ended September 30,			For the year ended December 31
	2013	*) 2012		2013	*) 2012		*) 2012
	Unaudited						Audited
	In thousands

Cash Flows from Operating Activities

Net income (loss)	$(1,108)	$	*) (2,598)	$37	$	*) 103	$260

Adjustments to reconcile Net income (loss) to net cash provided by (used in) operating activities:

Adjustments to profit or loss items:

Depreciation and amortization	2,267		2,283	752		777	3,044
Financial expenses, net	2,400		2,659	946		664	3,455
Taxes on income	15		600	(21)		600	523
Cost of share-based payment	915		974	266		296	1,267
Loss (gain) from sale of property and equipment	73		3	6		(11)	-
Change in employee benefit liabilities, net	148		(148)	96		(137)	38

	5,818		6,371	2,045		2,189	8,327
Changes in asset and liability items:

Increase in trade receivables	(2,983)		(6,199)	(4,726)		(1,856)	(6,662)
Decrease (increase) in other accounts receivables	(1,075)		(20)	(1,282)		(850)	451
Increase (decrease) in inventories and long-term inventories	(1,693)		(3,545)	1,622		(1,974)	(4,861)
Decrease in deferred expenses	156		102	128		63	89
Increase (decrease) in trade payables	(3,289)		299	(111)		(48)	(157)
Increase (decrease) in other accounts payables	646		(61)	(314)		(47)	322
Increase (decrease) in deferred revenues	(3,138)		(607)	(1,653)		3,428	(3,438)

	(11,376)		(10,031)	(6,336)		(1,284)	(14,256)
Cash paid and received during the period for:

Interest paid	(1,573)		(1,665)	(511)		(525)	(2,200)
Interest received	411		574	216		144	249
Taxes paid	(97)		(639)	(43)		(603)	(642)

	(1,259)		(1,730)	(338)		(984)	(2,593)

Net cash provided by (used in) operating activities	(7,925)		(7,988)	(4,592)		24	(8,262)

*)           Retroactively adjusted to reflect changes in the presentation currency, see note 1c'.

The accompanying notes are an integral part of the consolidated financial statements

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 9 months period ended September 30,		For the 3 months period ended September 30,		For the year ended December 31
	2013	2012	2013	2012	2012
	Unaudited				Audited
	In thousands

Cash Flows from Investing Activities

Short-term investments	12,159	(1,619)	4,311	(3,531)	665
Purchase of property and equipment	(4,425)	(3,118)	(1,678)	(1,136)	(4,609)
Proceeds from sale of equipment	3	-	-	-	-
Restricted cash, net	-	1,512	-	-	1,512

Net cash provided by (used in) investing activities	7,737	(3,225)	2,633	(4,667)	(2,432)

Cash Flows from Financing Activities

Exercise of warrants and options into shares	545	2,525	277	1,944	2,978
Proceeds from issuance of ordinary shares, net	53,099	-	(859)	-	-
Short term credit from bank and others, net	(6)	(9)	-	(3)	(12)
Net cash provided by financing activities	53,638	2,516	(582)	1,941	2,966

Exchange differences on balances of cash and cash equivalent	916	(207)	370	(106)	220

Increase (decrease) in cash and cash equivalents	54,366	(8,904)	(2,171)	(2,808)	(7,508)

Cash and cash equivalents at the beginning of the year	16,866	24,374	73,403	18,278	24,374

Cash and cash equivalents at the end of the year	$71,232	$15,470	$71,232	$15,470	$16,866

Significant non-cash transactions
Purchase of Property and equipment and intangible assets on credit	$-	$488	$-	$-	$-

Exercise of options presented as liability	$23	$1,209	$-	$-	$1,215

Issuance expenses accrued in other accounts payable	$235	$-	$-	$-	$-

Exercise of convertible debentures into shares	$35	$-	$35	$-	$-

*) Retroactive adjustment, see note 2b'.

The accompanying notes are an integral part of the consolidated financial statements

KAMADA LTD.

NOTES TO FIANCIAL STATEMENTS

NOTE 1:-	GENERAL

These Financial Statements have been prepared in a condensed format as of September 30, 2013 and for the three months then ended ("interim consolidated financial statements").

These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2012 and for the year then ended and the accompanying notes ("annual consolidated financial statements") as included in the Prospectus of Kamada Ltd., dated May 30, 2013.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

b.	New standards, interpretations and corrections first applied by the Company

The accounting policies applied in preparing the interim consolidated financial statements consistent to those applied in the preparation of the annual consolidated financial statements, except for the following:

1. IAS 19 (revised) - Employee Benefits

In June 2011, the IASB issued IAS 19 (Revised) to be applied from January 1, 2013. The main changes in the standard that are applicable to the Company are as follows:

- The "corridor" approach which allowed the deferral of actuarial gains or losses has been eliminated.

 - The return on the plan assets is recognized in profit or loss based on the discount rate used to measure the employee benefit liabilities, regardless of the actual composition of the investment portfolio.

- The distinction between short term employee benefits and long term employee benefits will be based on the expected settlement date and not on the date on which the employee first becomes entitled to the benefits.

From January 1, 2013, the Company changed its accounting policy and began to apply IAS 19 (revised). Changes have been made retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, and therefore restated financial information of prior periods.

The effects of change in accounting policy resulting from the initial implementation of the revised IAS 19 on the financial statements are as follows: decrease in the other capital reserves as of January 1, 2012 and December 31, 2012 in the amount of $187 and $141 thousands, respectively. The Employee benefit liabilities, net for the same dates increased in the same amount. Other Comprehensive Income for the year ended December 31, 2012 increased in the amount of $46 thousands.

KAMADA LTD.

NOTES TO FIANCIAL STATEMENTS

Note 2: -	Significant Accounting Policies (cont.)

IFRS 13, Fair value measurement

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 also specifies the characteristics of market participants and determines that fair value is based on the assumptions that would have been used by market participants. According to IFRS 13, fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market. The new disclosures are to be applied prospectively beginning on January 1, 2013, and they do not apply to comparative figures.

The adoption of IFRS 13 did not have a material effect on the Company's financial statements. It should be noted that the new disclosures required for financial instruments was not included in this interim financial statements since the differences from the information presented in the annual financial statements as of December 31, 2012 are immaterial.

NOTE 3:-	Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	Medicine development, manufacture and sale of plasma-derived therapeutics products.

Distribution	Distribution of drugs in Israel manufacture by other companies for clinical uses, most of which are produced from plasma or its derivatives products.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Nine months period Ended September 30, 2013

Revenues	32,023	14,168	46,191

Gross profit	15,507	2,035	17,542

Unallocated corporate expenses			(16,235)
Financial expenses, net			(2,400)
Loss before taxes on income			(1,093)

KAMADA LTD.

NOTES TO FIANCIAL STATEMENTS

NOTE 3:-	Operating Segment Reporting (Cont.)

	Proprietary Products	Distribution	Total
	Unaudited
Nine months period ended September 30, 2012

Revenues	$30,532	$20,500	$51,032

Gross profit	$12,209	$2,400	14,609

Unallocated corporate expenses			(13,948)
Financial expenses, net			(2,659)

Loss before taxes on income			$(1,998)

	Proprietary Products	Distribution	Total
	Unaudited

Three months period Ended September 30,2013

Revenues	12,066	5,414	17,480

Gross profit	5,232	693	5,925

Unallocated corporate expenses			(4,967)
Financial expenses, net			(942)

Income before taxes on income			16

	Proprietary Products	Distribution	Total
	Unaudited
Three months period Ended September 30,2012

Revenues	$11,030	$6,648	$17,678

Gross profit	$4,846	$860	5,706

Unallocated corporate expenses			(4,339)
Financial expenses, net			(664)

Income before taxes on income			$703

	Proprietary Products	Distribution	Total
	Unaudited
Year Ended December 31, 2012

Revenues	$46,445	$26,230	$72,675

Gross profit	$19,534	$3,159	22,693

Unallocated corporate expenses			(18,455)
Financial expenses, net			(3,455)

Income before taxes on income			$783

KAMADA LTD.

NOTES TO FIANCIAL STATEMENTS

Note 4:-	Significant events during the period

a.	During the period employees and investors exercised 233,711 options into 189,289 ordinary shares of NIS 1 par value each for a total consideration of $545 thousand.

b.
In the recent past, the Company has undertaken certain activities to increase the production capacity of its manufacturing facility in Beit Kama. A request for approval of these adjustments from the FDA was filed. In March 2013 the FDA responded to this request by requesting additional data prior to its approval of the new manufacturing process. The Company intends to respond to the FDA’s additional data request during the second half of 2013 and the Company will continue to use its existing production process in the interim and not distribute any inventory produced by the new process until a FDA approval for the new processes is received. The Company believes that it is probable that approval by the FDA of the new manufacturing process will be obtained during the first half of 2014. The Company is periodically reassessing the probability to obtain the FDA approval and shelf life of such inventory, to determine whether the net realizable value is lower than cost.  As of September 30, 2013, the Company had inventories produced under the new process in the amount of $10.9 million.

c.
On April 9, 2013, the Company's board of directors modified certain terms of the non-marketable options granted to the Company CEO on December 11, 2012, by increasing the number of options granted from 120,000 to 150,000 and by changing the exercise price to NIS 41.47. All the other option terms remain the same. On May 26, 2013 ("the Grant Date"), the Company's general shareholders meeting approved the grant of the options to the Company's CEO.

The following table lists the data used in measuring fair value as of May 26, 2013 for the above options:

Dividend yield (%)	-
Expected volatility of the share prices (%)	29-53
Risk-free interest rate (%)	1.35 – 3.06
Contractual life of share options (years)	6.5
Share price (NIS)	40.03
Expected average forfeiture rate (%)	0

The fair value of the options was estimated at $ 625 thousands according a calculation formula based on the Binominal Model. The Company will recognize expenses over the service period (for further details refer to note 22(b) in the annual consolidated financial statements). As of September 30, 2013 the Company recorded expenses in the amount of $ 215 thousands.

d.	On April 14, 2013 the general shareholders meeting approved the increase of authorized ordinary shares to 70,000,000 ordinary Shares.

e.
On May 14, 2013, the Company and Baxter amended the license agreement and the distribution agreement (see note 19(a) in the annual report) to extend the period of minimum purchases of Glassia to six years until 2016 and to increase the minimum purchases under the distribution agreement to $84 million (not including royalty payments under the license agreement which are expected beginning of 2017) from $60 million over the first five years commencing with the signing of the distribution agreement.

KAMADA LTD.

NOTES TO FIANCIAL STATEMENTS

Note 4:-	Significant events during the period (Cont.)

In addition, the Company completed during the second quarter of 2013 an additional milestone under the amended license agreement related to the transfer of technology to Baxter. The Company received payment of $4.5 million which was recognized as revenues during the period.

f.
On May 30, 2013 the Company completed its initial public offering on the NASDAQ ("the IPO") of 5,582,636 shares at $9.25 per share. On June 4, 2013 the underwriters exercised the right to purchase an additional 837,395 ordinary shares to cover over-allotments at the same price per share. The Company's total proceeds from the issuance of the above shares were $53,099 thousands, net of issuance expenses. In addition, the Company incurred $ 1,400 thousands of one-time management compensation expense related to the IPO included in the statement of comprehensive income under general and administrative expenses.

g.
On July 30, 2013, the Israeli Parliament (the Knesset) approved the second and third readings of the Economic Plan for 2013-2014 ("Amended Budget Law") which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years.

These changes include, among others, raising the Israeli corporate tax rate from 25% to 26.5%, cancelling the lowering of the tax rates applicable to preferred enterprises (9% in development area A and 16% in other areas) and in certain cases increasing the tax rates on dividends within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014. Other changes introduced by the Amended Budget Law include taxing revaluation gains effective from August 1, 2013. The provisions of the changes regarding the taxation of revaluation gains, however, will only become effective once regulations that define "non-corporate taxable retained earnings" are issued as well as regulations that set forth provisions for avoiding double taxation of assets outside of Israel. As of the date of publication of these interim financial statements, no such regulations have been issued.

The deferred tax balances included in the financial statements as of September 30, 2013 are calculated according to the new tax rates that were substantially enacted as of the balance sheet date and therefore comply with the above changes, as applicable to the Company.

The abovementioned changes did not have a material effect on the Company's financial statements.

Note 5:-	Subsequent events

Since October 1, 2013 and until October 27, 2013, an amount of NIS 16,572,854 par value of the convertible debentures was converted to 446,467 ordinary shares of NIS 1 par value each.